Western Massachusetts Electric Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Nine Months Ended September 30, 2016
		For the Years Ended December 31,
(Thousands of Dollars)		2015	2014	2013	2012	2011
Earnings, as defined:
Net income	$46,103	$56,506	$57,819	$60,438	$54,503	$43,054
Income tax expense	30,089	36,970	37,268	37,368	32,140	23,186
Equity in earnings of equity investees	(7)	(8)	(8)	(18)	(11)	(4)
Dividends received from equity investees	15	—	—	80	—	—
Fixed charges, as below	19,324	26,553	26,202	26,316	28,162	25,079
Less: Interest capitalized (including AFUDC)	(487)	(1,042)	(864)	(498)	(534)	(534)
Total earnings, as defined	$95,037	$118,979	$120,417	$123,686	$114,260	$90,781

Fixed charges, as defined:
Interest Expense	$18,298	$24,792	$24,931	$24,851	$26,634	$23,612
Rental interest factor	539	719	407	967	994	933
Interest capitalized (including AFUDC)	487	1,042	864	498	534	534
Total fixed charges, as defined	$19,324	$26,553	$26,202	$26,316	$28,162	$25,079

Ratio of Earnings to Fixed Charges	4.92	4.48	4.60	4.70	4.06	3.62